UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

JETPAY CORPORATION

(Name of Subject Company Issuer)

Orwell Acquisition Corporation

and

NCR Corporation

(Names of Filing Persons – Offeror)

Common Stock, $0.001 par value per share

Series A Convertible Preferred Stock, $0.001 par value per share

Series A-1 Convertible Preferred Stock, $0.001 par value per share

Series A-2 Convertible Preferred Stock, $0.001 par value per share

(Title of Class of Securities)

477177109

(CUSIP Number of Class of Securities)

Edward Gallagher

General Counsel

NCR Corporation

864 Spring St NW

Atlanta, Georgia 30308

Telephone: (937) 445-1936

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Sean T. Peppard

Benesch, Friedlander, Coplan & Aronoff LLP

200 Public Square, Suite 2300

Cleveland, Ohio 44114

(216) 363-4688

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$171,164,078	$20,746

(1)

Estimated solely for purposes of calculating the filing fee. The transaction valuation (the “Transaction Valuation”) was calculated by adding the sum of: (i) 15,524,770 shares of common stock, par value $0.001 per share (the “Common Shares”), of JetPay Corporation (“JetPay”) outstanding, multiplied by the offer price of $5.05 per Common Share; (ii) 15,999,960 Common Shares subject to issuance upon the settlement of the conversion of the Series A Convertible Preferred Stock, par value $0.001 per share, into Common Shares, multiplied by the offer price of $5.05 per Common Share; (iii) 9,000 shares of Series A-1 Convertible Preferred Stock, par value $0.01 per share (the “Series A-1 Preferred Shares”), of JetPay outstanding, multiplied by the offer price of $600 per Series A-1 Preferred Share; (iv) 2,751,248 Common Shares subject to issuance upon the settlement of the outstanding stock options with an exercise price less than the offer price of $5.05 per Common Share, multiplied by $2.14, representing the difference between the offer price of $5.05 per share and the $2.91 weighted average exercise price for such stock options; (v) an estimated 33,000 Common Shares subject to issuance upon the settlement of the JetPay employee stock purchase plan, multiplied by the offer price of $5.05 per Common Share; and (vi) 266,667 Common Shares subject to issuance upon the settlement of the exercise of outstanding warrants of JetPay, multiplied by $1.94, representing the difference between the offer price of $5.05 per share and the $3.11 weighted average exercise price for such warrants. The calculation of the filing fee is based on information provided by JetPay as of October 18, 2018.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2019, issued August 24, 2018, equals $121.20 per million of the Transaction Valuation.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by NCR Corporation, a Maryland corporation (“NCR”), and Orwell Acquisition Corporation, a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of NCR. This Schedule TO relates to the offer by Merger Sub to purchase (pursuant to that certain Agreement and Plan of Merger, dated as of October 19, 2018, by and among NCR, Merger Sub and JetPay Corporation, a Delaware corporation (“JetPay”)): (i) all outstanding shares of common stock, $0.001 par value per share (“Common Shares”), of JetPay at a price per share of $5.05 (such amount, or any other amount per share paid pursuant to the Offer (defined below), the “Common Share Offer Price”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Merger Agreement (the “Common Share Offer”); (ii) any and all of the shares of Series A Convertible Preferred Stock issued and outstanding (each, a “Series A Preferred Share”) at a price per Series A Preferred Share equal to the greater of (A) the Series A Liquidation Value of such Series A Preferred Share and (B) the amount of proceeds that the holder of such Series A Preferred Share would receive if such Series A Preferred Share was converted into Common Shares pursuant to the Series A Certificate of Designation and such holder received the Common Share Offer Price for each Common Share issued upon such conversion (the greater of the foregoing clauses (A) and (B), or any other amount per Series A Preferred Share paid pursuant to the Offer in accordance with the Merger Agreement, the “Series A Offer Price”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Merger Agreement (the “Series A Offer”); (iii) any and all Series A-1 Preferred Shares issued and outstanding at a price per Series A-1 Preferred Share equal to the greater of (A) the Series A-1 Liquidation Value of such Series A-1 Preferred Share and (B) the amount of proceeds that the holder of such Series A-1 Preferred Share would receive if such Series A-1 Preferred Share was converted into Common Shares pursuant to the Series A-1 Certificate of Designation and such holder received the Common Share Offer Price for each Common Share issued upon such conversion (the greater of the foregoing clauses (A) and (B), or any other amount per Series A-1 Preferred Share paid pursuant to the Offer in accordance with the Merger Agreement, the “Series A-1 Offer Price”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Merger Agreement (the “Series A-1 Offer”); and (iv) any and all shares of Series A-2 Convertible Preferred Stock issued and outstanding (each, a “Series A-2 Preferred Share” and, together with the Series A Preferred Shares and the Series A-1 Preferred Shares, the “Preferred Shares” and, together with the Common Shares, the “Shares”) at a price per Series A-2 Preferred Share equal to the greater of (A) the Series A-2 Liquidation Value of such Series A-2 Preferred Share and (B) the amount of proceeds that the holder of such Series A-2 Preferred Share would receive if such Series A-2 Preferred Share was converted into Common Shares pursuant to the Series A-2 Certificate of Designation and such holder received the Common Share Offer Price for each Common Share issued upon such conversion (the greater of the foregoing clauses (A) and (B), or any other amount per Series A-2 Preferred Share paid pursuant to the Offer in accordance with the Merger Agreement, the “Series A-2 Offer Price” and, together with the Common Share Offer Price, the Series A Offer Price and the Series A-1 Offer Price, the “Offer Prices”), net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Merger Agreement (the “Series A-2 Offer” and, together with Common Share Offer, the Series A Offer and the Series A-1 Offer, the “Offer”), in each case, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 2, 2018 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of NCR and Merger Sub. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the “Summary Term Sheet” in the Offer to Purchase is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a)

Name and Address. The name of the subject company and the issuer of the securities to which this Schedule TO relates is JetPay Corporation, a Delaware corporation. JetPay’s principal executive offices are located at 7450

Tilghman Street, Suite 170, Allentown, Pennsylvania 18106 and its telephone number at such principal executive offices is (610) 797-9500.

(b)	Securities. The information set forth in the “Summary Term Sheet” of the Offer to Purchase is incorporated herein by reference.

(c),	(d) Trading Market and Price; Dividends. The information set forth in Section 6— “Price Range of Shares; Dividends” of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. This Tender Offer Statement on Schedule TO is filed by NCR and Merger Sub. The information set forth in Section 9— “Certain Information Concerning Merger Sub and NCR” of, and Schedule I to, the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a), (b) Transactions; Significant Corporate Events. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” Section 9— “Certain Information Concerning Merger Sub and NCR,” Section 11— “Background of the Offer; Contacts with JetPay; The Merger Agreement” and Section 12— “Purpose of the Offer; Plans for JetPay; Appraisal Rights” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a), (c)(1-7) Purposes; Plans. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” Section 6— “Price Range of Shares; Dividends,” Section 7— “Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations,” Section 11— “Background of the Offer; Contacts with JetPay; The Merger Agreement,” Section 12— “Purpose of the Offer; Plans for JetPay; Appraisal Rights” and Section 13— “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a), (b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet” and Section 10— “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a), (b) Securities Ownership; Securities Transactions. The information set forth in the sections of the Offer to Purchase entitled Section 9— “Certain Information Concerning Merger Sub and NCR,” and Section 12— “Purpose of the Offer; Plans for JetPay; Appraisal Rights” is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a)	Solicitations or Recommendations. The information set forth in the section of the Offer to Purchase entitled Section 16— “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Regulation M-A Item 1010

(a), (b) Financial Information; Pro Forma Information. Not applicable.

Item 11. Additional Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled Section 11— “Background of the Offer; Contacts with JetPay; The Merger Agreement” and Section 12— “Purpose of the Offer; Plans for JetPay; Appraisal Rights” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled Section 12— “Purpose of the Offer; Plans for JetPay; Appraisal Rights,” Section 14— “Conditions of the Offer” and Section 15— “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled Section 14— “Conditions of the Offer” and Section 15— “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the section of the Offer to Purchase entitled Section 7— “Possible Effects of the Offer on the Market for the Shares; Stock Listing; Registration under the Exchange Act; Margin Regulations” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled Section 15— “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(c) Other Material Information. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.

(a)(1)(A)	Offer to Purchase dated November 2, 2018.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement as published on November 2, 2018 in The New York Times.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(A)	Joint Press Release issued by NCR and JetPay on October 22, 2018, incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed by NCR on October 22, 2018.

(a)(5)(B)	Transcript of Michael Hayford video e-mailed to JetPay employees on October 22, 2018, incorporated herein by reference to Exhibit 99.1 to the Schedule TO-C filed by NCR on October 22, 2018.

(a)(5)(C)	Email to JetPay employees dated October 22, 2018., incorporated herein by reference to Exhibit 99.2 to the Schedule TO-C filed by NCR on October 22, 2018.

(a)(5)(D)	Excerpt from Transcript of NCR Corporation’s Third Quarter 2018 Earnings Call on October 30, 2018, incorporated herein by reference to Exhibit 99.1 to Schedule TO-C filed by NCR on October 31, 2018.

(b)	Not applicable.

(c)	Not applicable.

Exhibit No.

(d)(1)	Agreement and Plan of Merger, dated as of October 19, 2018, by and among NCR Corporation, Orwell Acquisition Corporation and JetPay Corporation, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NCR on October 22, 2018.

(d)(2)	Form of Tender and Support Agreement (Common Shares) by and among NCR Corporation, Orwell Acquisition Corporation and the stockholders party thereto, dated October 19, 2018, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NCR on October 22, 2018.

(d)(3)	Form of Tender and Support Agreement (Series A Preferred Shares) by and among NCR Corporation, Orwell Acquisition Corporation, the stockholders party thereto and JetPay. Corporation, dated October 19, 2018, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by NCR on October 22, 2018.

(d)(4)	Confidentiality Agreement, dated August 4, 2018, by and between NCR Corporation and JetPay Corporation.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2018

NCR CORPORATION

By:	/s/ Andre Fernandez
Name:	Andre Fernandez
Title:	Executive Vice President and Chief Financial Officer

ORWELL ACQUISITION CORPORATION

By:	/s/ Edward Gallagher
Name:	Edward Gallagher
Title:	President